Exhibit 99.1

News Release
NYSE, TSX: NTR

May 10, 2019

Nutrien Declares Quarterly Dividend of US$0.43 per Share

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) announced today that its Board of Directors has declared a quarterly dividend of US$0.43 per share payable July 18, 2019 to shareholders of record on June 28, 2019.

Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e. shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily exchange rate on June 28, 2019. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in US dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to US dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments.

Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting, Nutrien’s registrar and transfer agent, AST Trust Company (Canada), directly (1-800-387-0825 or inquiries@astfinancial.com). Beneficial shareholders, who hold their shares through a broker, should contact their broker to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/shareholder-information/dividends.

All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com